                                                                    Exhibit 12-B
                         Atlantic City Electric Company
                         ------------------------------

            Ratio of Earnings to Fixed Charges & Preferred Dividends
            --------------------------------------------------------
                             (Dollars in Thousands)

                                       12 Months                12 Months Ended December 31,
                                     Ended June 30,  ----------------------------------------------------
                                         1998         1997           1996           1995           1994
                                    --------------  --------       --------       --------       --------
Net income                             $ 45,276     $ 85,747       $ 75,017       $ 98,752       $ 93,174
                                       --------     --------       --------       --------       --------

Income taxes                             27,260       50,442         36,958         48,277         36,130
                                       --------     --------       --------       --------       --------

Fixed charges:
 Interest on long-term debt              63,381       64,501         64,847         62,879          58,460
 Other interest                           3,478        3,574          4,019          4,364           4,148
 Preferred stock dividend
  requirements of subsidiaries            5,775        5,775          1,428             -              -
                                       --------     --------       --------       --------       --------
Total fixed charges                      72,634       73,850         70,294         67,243         62,608
                                       --------     --------       --------       --------       --------

Earnings before income taxes
 and fixed charges                     $145,170     $210,039       $182,269       $214,272       $191,912
                                       ========     ========       ========       ========       ========

Fixed charges                            72,634       73,850         70,294         67,243         62,608
                                       --------     --------       --------       --------       --------

Preferred dividend requirement            6,214        7,506         14,214         20,839         22,212
                                       --------     --------       --------       --------       --------

                                       $ 78,848     $ 81,356       $ 84,508       $ 88,082       $ 84,820
                                       ========     ========       ========       ========       ========

Ratio of earnings to fixed charges &
 Preferred dividends                       1.84         2.58           2.16           2.43           2.26
                                       --------     --------       --------       --------       --------

For purposes of computing the ratio, earnings are net income plus income taxes and fixed charges. fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of a subsidiary trust, and the interest factor associated with the Company's major leases. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to net income.






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